Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 1 February 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                          ADJOURN THE P&O PRINCESS EGM

SUMMARY

o Carnival wishes to clarify the position for P&O Princess Shareholders regarding their rights as shareholders to adjourn the EGM on 14 February 2002.

o Carnival has been advised by its legal advisors, Herbert Smith and Paul, Weiss, Rifkind, Wharton & Garrison, that P&O Princess Shareholders can adjourn the EGM without losing the Royal Caribbean Proposal or triggering the break fee.

o Independent legal opinion from Shearman & Sterling, a leading firm of US corporate lawyers, confirms this position and is attached.

o P&O Princess Shareholders should seek an adjournment of the EGM until after the antitrust reviews of both proposals are complete.

o Any P&O Princess Shareholder present in person can propose or second an adjournment motion. A holding of only one share is needed to do so.

o By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Revised Offer on their merits once the regulatory position is clarified.

EFFECT OF AN ADJOURNMENT ON THE ROYAL CARIBBEAN PROPOSAL

P&O Princess Shareholders have not received information from their board on their rights as shareholders to adjourn the EGM. Carnival has been advised that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon its proposal unless it is prepared to breach its agreement with P&O Princess. Such a breach would expose Royal Caribbean to paying damages for breach of contract, likely to be at least $62.5 million.

Carnival's advisers have obtained the attached independent legal opinion from Shearman & Sterling to confirm that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon it proposal.

PROCESS FOR ADJOURNING THE EGM

The process for adjourning the EGM is as follows:

o A resolution calling for the adjournment should be proposed at the beginning of the meeting. This will be considered immediately, before the resolutions to approve the Royal Caribbean Proposal are put to the meeting.

o A motion for an adjournment can be proposed by any one shareholder present in person, including in the case of a corporate shareholder, through a duly appointed corporate representative. A holding of only one share is needed to do so. A proxy holder is not able to speak at the meeting (other than in relation to a demand for a poll) and may not therefore propose the motion.

o To be passed, the resolution for an adjournment requires the approval of a majority of the votes cast by those shareholders present at the meeting either in person (including by corporate representative) or by proxy.

o The Chairman of the meeting will have discretion as to whether to put the adjournment resolution to the meeting on a show of hands or to call for a poll. If the Chairman of the meeting does not call for a poll, five shareholders present at the meeting in person or by proxy can call for a poll either before or after the resolution for an adjournment is put to a vote on a show of hands.

o If a show of hands is selected, each shareholder present (excluding shareholders present by proxy) will have one vote.

o On a poll, a shareholder will have one vote for each share held. If the resolution to adjourn is passed, the EGM is immediately adjourned.

o    Passing the resolution will require a simple majority of those voting.

o The meeting can either be adjourned until a future date or until an unspecified date (`sine die') in which case at least seven days notice is required to reconvene the subsequent meeting.

ACTION BY P&O PRINCESS SHAREHOLDERS

Shareholders have two options in order to register their vote in favour of an adjournment.

o    Shareholders can attend the meeting in person.
     All shareholders are entitled to attend the meeting in person and are encouraged to do so. Corporate shareholders are encouraged to attend in person. Carnival encourages corporate shareholders to arrange for corporate representative letters to be executed.

o    Voting by Proxy
     Carnival has today posted a document to P&O Princess Shareholders together with a blue form of proxy. This form gives P&O Princess Shareholders the opportunity to appoint a proxy to vote in favour of the adjournment resolution. Given that the P&O Princess Board has repeatedly refused to engage in discussions with Carnival, Carnival believes it is appropriate for P&O Princess Shareholders to appoint a proxy who is not associated with P&O Princess. P&O Princess Shareholders are urged to complete the blue form of proxy giving instructions to vote in favour of the adjournment and return it in accordance with the instructions set out on the blue form of proxy.

P&O Princess Shareholders are also urged to vote against the Royal Caribbean Proposal, either in person or by instructing the proxy to vote against the Royal Caribbean Proposal by ticking the "Against" boxes on the form of proxy.

MICKY ARISON, THE CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, COMMENTED:

"P&O PRINCESS SHAREHOLDERS SHOULD NOT ALLOW THEIR BOARD TO CONTINUE TO MISLEAD THEM ON THE ISSUE OF THE EGM NOR FORCE TO THEM TO MAKE A DECISION BETWEEN THE ROYAL CARIBBEAN PROPOSAL AND CARNIVAL'S REVISED OFFER UNTIL THE OUTCOME OF THE REGULATORY REVIEWS OF BOTH PROPOSALS ARE KNOWN.

IF SHAREHOLDERS VOTE TO ADJOURN, ROYAL CARIBBEAN CANNOT ABANDON ITS PROPOSAL UNLESS IT IS PREPARED TO BREACH ITS AGREEMENT WITH P&O PRINCESS. FOR THE P&O PRINCESS BOARD TO SUGGEST ANYTHING TO THE CONTRARY IS A DISSERVICE TO THEIR SHAREHOLDERS.

IF P&O PRINCESS SHAREHOLDERS VOTE FOR THE ROYAL CARIBBEAN PROPOSAL, THEY WILL LOSE THE SUPERIOR VALUE PROVIDED BY CARNIVAL'S REVISED OFFER."

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton


Terms used in this announcement have the same meaning as in the Announcement dated 30 January 2002.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of 1 per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of 16 December 2001 until the first closing date of the Revised Offer or, if later, the date on which the Revised Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.


                       OPINION FROM SHEARMAN AND STERLING



                                                                  Broadgate West
                                                                 9 Appold Street
                                                                 London EC2A 2AP
                                                                February 1, 2002


Merrill Lynch International
2 King Edward Street
London  EC1A 1HG

UBS Warburg Ltd.
2 Finsbury Avenue
London  EC2M 2PP

                              CARNIVAL CORPORATION

Dear Sirs:

                  We understand that you are acting as financial advisors to Carnival Corporation ("CARNIVAL") in connection with the Pre-Conditional Offer dated January 30, 2002 (the "CARNIVAL PRE-CONDITIONAL OFFER") to be made by each of you on behalf of Carnival for all of the issued and outstanding share capital of P&O Princess Cruises plc ("P&O PRINCESS"). In connection therewith, you have asked us to advise you regarding the interpretation of certain provisions of the Implementation Agreement (the "IMPLEMENTATION AGREEMENT") dated November 19, 2001 between Royal Caribbean Cruises Ltd. ("ROYAL CARIBBEAN") and P&O Princess providing for their merger as equals under a dual listed company structure ("DLC COMBINATION") and the potential adjournment of the extraordinary general meeting ("EGM") of the shareholders of P&O Princess scheduled for February 14, 2002 to approve the DLC Combination. In particular, you have asked us, as special counsel to you, to consider whether, in light of the Carnival Pre-Conditional Offer, the passing of a resolution to adjourn such meeting pursuant to a motion and vote of the shareholders of P&O Princess would allow Royal Caribbean to terminate either the Implementation Agreement pursuant to Article VI thereof or the Voting Agreement (as defined below). As you are aware we have not previously advised you in relation to the matters referred to above. We have not participated in any discussions relating to the Pre-Conditional Offer and are not aware of any facts or circumstances relating to the matters referred to above relevant to our opinions contained herein other than in the public domain. Terms defined in the Implementation Agreement are used herein as therein defined.

                  A.       ASSUMPTIONS

                  For the purposes hereof and with your permission, we have assumed that the proposed adjournment of the EGM would occur as follows:

                  (1) The EGM is called to order on February 14, 2002 by the Chairman of P&O Princess or if he is unavailable, a director thereof. Shareholders of P&O Princess necessary to constitute a quorum are present either in person or by proxy at the EGM.

                  (2) Immediately after the EGM is called to order, any individual shareholder or corporate representative of a corporate shareholder of P&O Princess moves to adjourn the EGM, directs the Chairman of the EGM to move one or more resolution(s) to effect the adjournment (the "ADJOURNMENT RESOLUTION") and such motion is seconded by another shareholder.

                  (3) Thereafter the Chairman of the EGM proposes the Adjournment Resolution to the members in general meeting and five shareholders present in person or by proxy then request that the vote be taken on a poll in accordance with Article 60 of the P&O Princess Articles of Association (the "ARTICLES").

                  (4) All other actions for the consideration of the Adjournment Resolution are taken, and a shareholder vote or poll is conducted, in each case in accordance with the Articles and the Companies Act 1985, as amended.

                  (5) A majority of the votes cast at the EGM vote in favor of the Adjournment Resolution and all other corporate steps are taken to duly adopt such resolution.

                  (6) The Chairman, pursuant to Article 58.2 of the Articles, adjourns the EGM to a date chosen in the reasonable exercise of his discretion.

                  (7) Up until the EGM being called to order by the Chairman of the meeting no fact or circumstance shall have existed or occurred that may give Royal Caribbean a right to terminate the Implementation Agreement or the Voting Agreement.

                  (8) Save for the steps described above, between the EGM being called to order by the Chairman of the meeting and the passing of the Adjournment Resolution, none of P&O Princess, the Chairman of the meeting, its officers, its directors or its Representatives, whether by act or omission, gives Royal Caribbean the right to terminate the Implementation Agreement under Section 6.2 or Section 6.3.

                  (9) P&O Princess will use its best endeavours to avoid, dispute, resist, appeal, compromise or defend any claim, action, demand, proceeding, judgment or liability brought or established by Royal Caribbean to terminate the Implementation Agreement in relation to any act or omission by P&O Princess, its officers, its directors or its Representatives from and including the EGM being called to order by the Chairman of the EGM up to and including the passing of the Adjournment Resolution.

                  In addition, in connection with our review, we have examined copies of the following documents (the "DOCUMENTS"): (i) the Implementation Agreement; (ii) the form of Voting Agreement attached as Exhibit E to the Implementation Agreement (the "VOTING AGREEMENT") executed by P&O Princess and certain shareholders of Royal Caribbean; (iii) the Circular to P&O Princess shareholders and Notice of the EGM to approve the proposed DLC Combination; and
(iv) the Articles adopted by special resolution on April 30, 2001. In our examination of the Documents, we have assumed the due execution and delivery, pursuant to due authorization, of the Implementation Agreement and the Voting Agreement by all parties thereto and the completeness and accuracy of all copies of the Documents.

                  B. ROYAL CARIBBEAN'S RIGHTS TO TERMINATE THE IMPLEMENTATION AGREEMENT AND SCOPE OF SHEARMAN & STERLING'S OPINION

                  Section 6.2 and Section 6.3 set out Royal Caribbean's unilateral rights to terminate the Implementation Agreement. [1]

                  We are not aware of any fact or circumstance that upon the passing of the Adjournment Resolution would give Royal Caribbean the right under Sections 6.2(i), 6.2(ii) or 6.2(iii) to terminate the Implementation Agreement.

                  C.       SUMMARY CONCLUSIONS

                  As more fully set out below and subject to the limitations set out in Part E, given the assumptions set out in Part A and the scope of our opinion described in Part B, we are of the opinion that the passing of a resolution to adjourn the EGM pursuant to the Adjournment Resolution proposed by shareholders of P&O Princess in accordance with its Articles, would not give Royal Caribbean the right to terminate the Implementation Agreement under
Section 6.2 or Section 6.3. In our opinion, the purported termination of the Implementation Agreement by Royal Caribbean on either of these grounds in response to the passing of the Adjournment Resolution would constitute a breach of the Implementation Agreement.

                  In addition, because, in our opinion, the passing of the Adjournment Resolution would not permit Royal Caribbean to terminate the Implementation Agreement, we are of the opinion that, upon such event, the Voting Agreement would not terminate.

                  D.       LEGAL ANALYSIS

                  1. TERMINATION UNDER SECTION 6.2 (OTHER THAN SECTION 6.2(IV)). On the understanding that the EGM is convened and the Adjournment Resolution is passed on February, 14 2002 in the manner described in Part A, based on the facts and circumstances in relation to P&O Princess and Royal Caribbean known to us, the passing of the Adjournment Resolution would not of itself entitle Royal Caribbean to terminate the Implementation Agreement pursuant to Section 6.2 (other than Section 6.2(iv) in relation to which we opine separately in Part D-2 herein).

                  2. TERMINATION UNDER SECTION 6.2(IV). Section 6.2(iv) provides that the Implementation Agreement may be terminated by Royal Caribbean if:

                  "the P&O Princess Requisite Vote shall not have been obtained at the duly held P&O Princess Shareholders Meeting, INCLUDING ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF" (emphasis added).

The definition of "P&O Princess Shareholders Meeting" (i.e. the EGM) is set out in Section 4.4 of the Implementation Agreement as a meeting, to be convened by P&O Princess as soon as possible, of the holders of P&O Princess ordinary shares to approve the transactions contemplated by the Implementation Agreement.
Section 4.4 sets no deadline by which the EGM must be held and, on the contrary,
Section 6.2(iv) specifically contemplates multiple adjournments or postponements.[2]

                  The reference to adjournments and postponements is customary in New York law agreements in which shareholder votes are contemplated or required as well as in notices of shareholder meetings of New York corporations. The provision does not confine its application to postponements or adjournments arising for technical reasons, and it is unlikely that any New York court would add such a restriction. On the contrary, under New York law, such a covenant is generally interpreted against the party seeking to rely upon it. If Royal Caribbean had wanted to limit this discretion, a court is likely to hold that the provision should have been drafted more precisely (e.g. by specifically reciting that adjournments and postponements in contemplation of a potential competing transaction are excluded from the ambit of Section 6.2(iv)).

                  Courts interpreting New York law should have no difficulty interpreting the concept of an adjournment of a shareholders meeting of an English company. New York corporation law contemplates that an adjournment of a meeting is a continuation of that meeting. SEE 2 - 6 WHITE ON NEW YORK CORPORATIONS at Section 605.06. When a meeting is adjourned, it is not necessary, unless the by-laws otherwise require, to give notice of the reconvened meeting if the time and place of that meeting are announced at the meeting at which the resolution to adjourn was passed and at the reconvened meeting any business may be transacted that might have been transacted on the original date of the meeting. SEE NY BUSINESS CORPORATION LAW, Section 605.

                  Given that P&O Princess is incorporated in England, the procedures for the convening, adjourning and holding of general meetings of P&O Princess are governed by English law. Under English law a general meeting held following an effective adjournment of a properly convened general meeting is considered to be a continuation of the earlier meeting: SEE PALMER'S COMPANY LAW, para 7.617, GOWER'S PRINCIPLES OF MODERN COMPANY LAW, 6th ed, p. 592 and TOLLEY'S COMPANY LAW, para G2035. It appears that this position was recognized by the parties to the Implementation Agreement in that Section 6.2(iv) envisages "adjournments and postponements" which would delay the holding but not the nature of the business to be considered at the EGM.

                  On the understanding that the EGM is convened and the Adjournment Resolution is passed on February 14, 2002 in the manner described in Part A, the passing of the Adjournment Resolution would not of itself entitle Royal Caribbean to terminate the Implementation Agreement pursuant to Section 6.2(iv). In addition, while there is no New York case law directly on point, we are of the opinion that if the matter is properly brought before an appropriate court, the court properly presented with facts consistent with those described above in Part A should also reach the same determination.

                  3. TERMINATION UNDER SECTION 6.3. Prior to the passing of the Adjournment Resolution at the EGM, an issue may arise as to whether or not the acts or omissions of P&O Princess and in particular the acts or omissions of the chairman of the EGM in permitting any member to speak and request that the EGM be adjourned, acknowledging any such request and thereafter putting to the members in general meeting a resolution to adjourn the EGM (whether or not on a poll) would entitle Royal Caribbean to terminate the Implementation Agreement pursuant to Section 6.3.

                  In particular, it could be alleged that the matters described in the immediately preceding paragraph and the passing of the Adjournment Resolution may conflict with the covenants in (a) Section 4.1.7 which provide that P&O Princess may not take "...any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the transactions contemplated by [the Implementation Agreement]..." or (b) Section 4.2.1 which provides that neither P&O Princess nor its officers or directors shall "facilitate the making of any Acquisition Proposal or...otherwise facilitate or attempt to make or implement an Acquisition Proposal." If such an allegation was successful, Royal Caribbean could rely upon Section 6.3(iii) to terminate the Implementation Agreement as a result of "...a breach by P&O Princess of any representation, warranty, covenant or agreement contained [therein]".

                  In our opinion, the procedural and administrative actions taken at the EGM before and on the passing of the Adjournment Resolution which are described in Part A, (x) are required by the Articles and (y) do not violate Sections 4.1.7 or 4.2.1 and therefore would not give Royal Caribbean the right to terminate under Section 6.3 for the following reasons:

                  First, Article 58.1 of the Articles, specifically acknowledges the concept of an adjournment of the EGM and the role of the chairman of the EGM in the limited procedural aspects and mechanics thereof:

                  "The Chairman may, with the consent of a meeting at which a quorum is present (and SHALL IF SO DIRECTED BY THE MEETING) adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place." (emphasis added)

The assumed actions described in Part A provide that none of the persons bound by the covenants contained in the Implementation Agreement - P&O Princess, its Chairman, officers, directors and Representatives - will take any active measures to initiate the adjournment of the EGM. As persons voting shares of P&O Princess are not bound by the restrictions contained in Sections 4.1.7 and 4.2.1, the actions described in Part A taken by shareholders to adopt the Adjournment Resolution at the EGM would not, in our view, violate those covenants. Once the Adjournment Resolution is passed, the Chairman, under
Article 58.1, is obliged to adjourn the EGM. Therefore, the actions to be taken by the Chairman are solely ones specifically contemplated by the Articles. While it may be argued that such required actions violate these contractual provisions, in our opinion, under English law, any provisions in the Implementation Agreement requiring action (or inaction) by the Chairman of the EGM prior to or at the time of the passing of a resolution to adjourn the EGM that are inconsistent with the actions specifically required by the Articles must be interpreted as being subject to the basic rights, provisions and duties under the Articles of P&O Princess and the Chairman of the EGM.

                  Second, it is clear that when acting as Chairman a director (or any other officer) of a company is not acting in his capacity as a director (or officer) but is in fact acting for the meeting and owes a duty to the meeting and not the board of directors. SEE GOWER'S PRINCIPLES OF MODERN COMPANY LAW, 6th ed, p. 585. Accordingly, if the Adjournment Resolution is passed, the Chairman having taken the actions described above at the EGM up to the passing of the Adjournment Resolution cannot be said to have done anything more in his capacity as Chairman than to have acted in accordance with the instructions, and on behalf of, the shareholders in general meeting and in compliance with the express requirements of the Articles. Again, no volitional actions or pro-active assistance or cooperation can be said to have been provided in respect of an Acquisition Proposal in violation of Section 4.2.1, and the purpose of such action, consistent with Section 4.1.7, is to comply with the requirements of the Articles NOT to prevent, delay or impede the transactions contemplated by the Implementation Agreement.

                  Based upon and subject to the foregoing, we are of the opinion that if the Adjournment Resolution is passed as described above, in the absence of acts or omissions otherwise entitling Royal Caribbean to so terminate, Royal Caribbean would not be entitled to terminate the Implementation Agreement pursuant to Section 6.3. In addition, based on and subject to the foregoing, while there is no New York case law directly on point, we are of the opinion that in the event the matter is properly brought before an appropriate court, the court properly presented with facts consistent with those described above in Part A should also reach the same determination.

                  4. TERMINATION OF VOTING AGREEMENT. The Voting Agreement contains, in Section 19 thereof, a limited termination provision that terminates the agreement on the earliest to occur of (a) the approval of the DLC Combination by the Royal Caribbean Requisite Vote, (b) the termination of the Implementation Agreement and (c) the date specified in a written agreement duly executed by P&O Princess and each of the stockholders party thereto. As set forth above, in our opinion, the mere passing of the Adjournment Resolution in the manner described in Part A will not give Royal Caribbean termination rights under either Section 6.2 or Section 6.3 of the Implementation Agreement. Given our earlier conclusion, based upon and subject to the foregoing, it is our opinion that the mere passing of the Adjournment Resolution would also not result in the termination of the Voting Agreement or the proxies granted thereunder to P&O Princess to vote, at the Royal Caribbean general meeting to approve the DLC combination, the shares of the Royal Caribbean shareholders that are parties to the Voting Agreement.

                  In addition, while there is no New York case law directly on point, we are of the opinion that if the matter is properly brought before an appropriate court, the court properly presented with facts consistent with those described above in Part A should also reach the same determination.

                  E.       LIMITATIONS AND QUALIFICATIONS

                  Our opinions above are subject to the following limitations and qualifications:

                  (1) We express no opinion as to whether or not Royal Caribbean has a right to terminate the Implementation Agreement in respect of any acts or omissions of any person either before the EGM is called to order by the Chairman of the meeting or after the passing of the Adjournment Resolution.

                  (2) Our opinions are subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

                  (3) Our opinions are subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law or proceeding affecting creditors' rights generally.

                  (4) Our opinions are governed by and construed in accordance with the laws of New York.

                  (5) In addition, in rendering our opinions, we have assumed that the conduct of all relevant parties at the EGM, from the time of calling the meeting to order until the passing of the Adjournment Resolution, will be consistent with our assumptions in Part A. Our opinions are based on such assumptions and the failure of any of the persons attending the EGM to proceed in such manner or otherwise behave in a manner consistent with the Implementation Agreement could alter our conclusions expressed in Parts C and D hereof.

                  (6) We are qualified to practice law in England and the State of New York, for the purpose of these opinions we do not purport to be experts on any laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware, the Federal laws of the United States and the laws of England.

                  (7) We are acting as special New York and English counsel to you in connection with these issues and to no one else and, from time to time, may advise you on other issues arising under the Documents or the Carnival Pre-Conditional Offer. This opinion has been rendered only to each of you listed on the first page hereof and speaks only as of the date hereof. While we understand that you will publicly disclose the existence and contents of this letter, our opinion is addressed solely to you and may not be relied upon by any other person, including the shareholders of P&O Princess, Royal Caribbean or Carnival, without our express prior written consent.

                  (8) It is not part of Shearman & Sterling's function to give advice to you or to any such other person who may read this letter as to the merits of any investment transaction in relation to P&O Princess, Royal Caribbean or Carnival. This letter sets out certain legal advice and is not to be regarded as making an invitation or inducement to you or to any such other person to engage in any investment activity in relation to P&O Princess, Royal Caribbean or Carnival. Shearman & Sterling has assumed any investment decision by you or any such other person in relation to P&O Princess, Royal Caribbean or Carnival shall be made on the relevant person's own assessment of the business, financial and policy aspects relating to the EGM and any investment in P&O Princess, Royal Caribbean or Carnival



                                                Very truly yours,


                                                SHEARMAN & STERLING


[1]      Sections 6.2 and 6.3 provide:

   6.2 "[The Implementation] Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by action of the board of directors of either P&O Princess or Royal Caribbean if (i) the Closing and the transactions contemplated hereby shall not have been consummated by November 16, 2002, whether such date is before or after the date of approval by the shareholders of Royal Caribbean or P&O Princess (the "TERMINATION DATE"), (ii) any Order (which the terminating Party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with
         Section 4.5) permanently restraining, enjoining or otherwise prohibiting the consummation of, or materially adversely affecting, the transactions contemplated hereby shall have become final and non-appealable, whether before or after the approval by the shareholders of Royal Caribbean or P&O Princess, (iii) the Royal Caribbean Requisite Vote shall not have been obtained at the duly held Royal Caribbean Shareholders Meeting, including any adjournments or postponements thereof, or (iv) the P&O Princess Requisite Vote shall not have been obtained at the duly held P&O Princess Shareholders Meeting including any adjournments or postponements thereof; PROVIDED that the right to terminate this Agreement shall not be available to a Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the transactions contemplated hereby to be consummated."

   6.3 "[The Implementation] Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of Royal Caribbean referred to in paragraph 5.1.1, by action of the board of directors of Royal Caribbean, if (i) the board of directors of P&O Princess shall have withdrawn or adversely modified its approval or recommendation to shareholders of this Agreement and the transactions contemplated by this Agreement or shall have resolved to take any such action or failed to reconfirm such approval or recommendation within five Business Days after a written request by Royal Caribbean to do so; or (ii) P&O Princess or its board of directors shall take any of the actions described in clause (ii) of the proviso to Section 4.2.1; or
         (iii) there shall be a breach by P&O Princess of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in paragraph 5.3.1 or
         5.3.2 and cannot be or is not cured prior to the Termination Date."

[2] A separate provision of the Implementation Agreement, Section 6.2(i) does provide for termination on a date certain - November 16, 2002, but only if the transactions contemplated by the Implementation Agreement are not consummated by such date. Section 6.2(i) provides that the ability of the parties to terminate the Implementation Agreement after such date certain is operative whether or not the P&O Princess shareholder approval is obtained before or after such date. Therefore, the parties recognize that, even if the EGM is promptly convened, the EGM may indeed be held at an undefined time in the future, including after November 16.

AL/AK